Hennion & Walsh, Inc.

2001 Route 46, Waterview Plaza

Parsippany, New Jersey 07054

November 15, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Registration Withdrawal

Smart Trust, Capital Innovations Global Infrastructure & MLP Trust, Series 9 (the “Trust”)

Registration on Form S-6 (the “Registration Statement”)

(Registration Statement File No. 333-203787)

Ladies/Gentlemen:

The Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. The Registration Statement was originally filed with the Securities and Exchange Commission on May 1, 2015 and did not become effective. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement.

Very truly yours,

Smart Trust, Capital Innovations Global Infrastructure & MLP Trust, Series 9

By: Hennion & Walsh, Inc.

By:	/s/ KEVIN D. MAHN
Kevin D. Mahn
Authorized Signatory